November 10, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Attention:              Mr. Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance

                CC:                         Ms. Tracey Houser, Staff Accountant
                Division of Corporation Finance

RE:           Kronos Worldwide, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008, Filed March 12, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File No. 1-31763

Kronos International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008, Filed March 12, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File No. 333-100047

Dear Mr. O’Brien

Reference is made to the Staff’s letter dated October 27, 2009, (the “Comment Letter”), which sets forth comments of the Staff regarding the above referenced Form 10-K and Forms 10-Q of Kronos Worldwide, Inc. (“KWI”) and Kronos International, Inc. (“KII”).  KWI and KII have responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

Kronos Worldwide, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.
We note your statement that Ti02 average selling prices is key performance indicator.  In future filings, please disclose the average selling prices for each period presented.  To the extent that there is a material increase or decrease in this amount, please provide investors with an understanding of the factors contributing to the increase or decrease.

In our future filings with the Commission, to the extent there are material increases or decreases in our average TiO2 selling prices, we will discuss the factors that we believe contributed to such increases or decreases for each period presented.  We also note that as part of our existing disclosures, we provide a table indicating the four major factors that cause our aggregate TiO2 net sales to change from period to period, quantified as the percentage change in our aggregate TiO2 net sales caused by changes in (i) our average TiO2 selling prices, (ii) our TiO2 sales volumes, (iii) our product mix and (iv) relative foreign currency exchange rates.  We believe this provides investors with sufficient information to understand the quantitative impact on our results of operations from changes in our average TiO2 selling prices for each period presented.

2.
We note your discussion with the Business section regarding your market share in certain of the geographical locations in which you sell Ti02.  In future filings, please disclose your market share of Ti02 in each of your major geographic locations for each period presented.  To the extent that you have gained or lost market share during the periods presented, please provide investors with the factors that caused the gain or loss in market share.

In our future filings with the Commission, we will disclose our estimated market share of TiO2 in each of the two major geographic locations in which we sell TiO2 (North America and Europe) for each period presented.  In addition, to the extent such market share has changed materially over the periods presented, we will also disclose the factors that caused the gain or loss in our market share.

Liquidity and Capital Resources

3.
We note that the Kronos European credit facility was not in compliance with its financial covenant as of March, 31, 2009 and June 30, 2009, for which you obtained waivers from the lenders.  In future filings, please disclose the financial covenants required to be met for each of your debt instruments to the extent that you have determined that it is reasonably likely you will not meet these financial covenants.  This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios amounts achieved for the current reporting period.  This disclosure will allow an investor to easily understand your current status in meeting your financial covenants.  Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

In our future filings with the Commission, if we have concluded a violation of any of the financial covenants required to be met under each of our debt instruments is reasonably likely, we will disclose and discuss the specific terms of any such financial covenant, including the maximum/minimum ratios/amounts permitted under the debt instruments and the actual ratios/amounts achieved for the current reporting period.  With respect to our European credit facility, effective September 15, 2009 we entered into an amendment to such credit facility that, among other things, added two additional financial covenants and temporarily eliminated the financial covenant for which we had obtained waivers from the lenders, as more fully described on KII’s Current Report on Form 8-K dated September 15, 2009.  We also disclosed the amendment to such credit facility in KWI’s and KII’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.  We believe we will be able to comply with the new financial covenants through the maturity date of the facility.

4.	We note your disclosure that you have $112.2 million of available credit under your existing facilities. In future filings, please disclose the amount available without violating any covenants.

In our future filings with the Commission, we will clarify that the amount we disclose as available credit under our existing credit facilities is the amount we could borrow without violating any covenants.  We included such clarification in KWI’s and KII’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Debt and Other Contractual Commitments

5.
We note your disclosure in your last risk factor that you are a party to various lease and other agreements for which you are committed to pay $365.5 million in fiscal year 2009, which appears to be in addition to your indebtedness.  However, you have included $346.3 million in contractual commitments for fiscal year 2009, which includes your indebtedness and corresponding interest payments.  Please explain to us the differences between these disclosures and why you do not believe these differences should be included in your contractual obligations table.  Please also revise your disclosures in future filings to clarify the differences.

The $365.5 million amount disclosed in the last risk factor of Item 1A of KWI’s Form 10-K as the amount we are committed to pay in fiscal year 2009 should have been $346.3 million, the amount reflected in our table of contractual commitments for 2009 that was included in Item 7.  In our future filings with the Commission, we will ensure that the amount disclosed in our Item 1A risk factor as the amount we are committed to pay in the next fiscal year agrees with the amount reflected in our table of contractual commitments for such year that is included in Item 7.

Note 9 – Income Taxes

6.
We note your disclosure regarding the Canadian tax authorities’ proposed adjustments for the years 2002 – 2004.  In future filings, please disclose the amount of the adjustments the Canadian tax authorities are proposing along with the impact such adjustment would have to your consolidated financial statements.  Otherwise, please disclose that the impact is immaterial.

In our future filings with the Commission, we will disclose (i) the impact the Canadian tax authorities’ proposed adjustments for the years 2002 – 2004 would have on our consolidated financial statements if the full amount of the proposed adjustments were ultimately to be assessed against us and (ii) the impact any future tax adjustments that any tax authority may propose against us would have on our consolidated financial statements if the full amount of such proposed adjustments were ultimately to be assessed against us, in both cases to the extent such impact would be material.  Alternatively, if such impact would not be material, we will disclose that such impact would be immaterial.

Kronos International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

7.	Please address the comments issued under Kronos Worldwide, Inc.’s periodic reports in future filings, as applicable.

In KII’s future filings with the Commission, we will address all comments issued under KWI’s periodic reports, as applicable.

Exhibit 32.1

8.
Please amend your Form 10-K to include certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for your Form 20-K for the period ended December 31, 2008, rather than December 31, 2007.  Please note that the certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 should refer to the amended form.

On November 6, 2009, KII filed a Form 10-K/A (Amendment No. 1) for its fiscal year ended December 31, 2008 that included (i) correctly dated certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and (ii) certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 to properly refer to the Form 10-K/A.

KWI and KII acknowledge that:

•	KWI and KII are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	KWI and KII may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4228.  I can also be reached via facsimile at (972) 448-1445 or via email at gswalwell@valhi.net.

Sincerely,

Kronos Worldwide, Inc.
Kronos International, Inc.

By: _/s/ Gregory M. Swalwell
Gregory M. Swalwell
Executive Vice President and Chief Financial Officer – Kronos Worldwide, Inc.
Vice President, Finance and Chief Financial Officer – Kronos International, Inc.